UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

#202, 5626 Larch Street, Vancouver, British Columbia, V6M 4E1  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Documents included as part of this Report:

Exhibit No.	Document

99.1	News Release dated June 23, 2020
99.2	National Instrument 43-101 Independent Technical Report – Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa

Explanatory Note.

This Amendment No. 1 on Form 6-K/A (the “Amendment”) amends the Report of Foreign Private Issuer on Form 6-K originally filed by Tanzanian Gold Corporation (the “Company”) on June 23, 2020 (the “Original Form 6-K”). The purpose of this Amendment is to include Exhibit 99.1 and 99.2 that were inadvertently omitted in the Original Form 6-KExcept as provided herein, the other disclosures made and exhibits filed in the Original Form 6-K remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANZANIAN GOLD CORPORATION
(Registrant)

By:	/s/ Donna M. Moroney
Donna M. Moroney
Corporate Secretary

Date:	July 20, 2021